UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35388

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Prosperity Bancshares, Inc.

401(k) Profit Sharing Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2012 and 2011,

and for the Year Ended December 31, 2012

Report of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4

Supplemental Schedule H, Item 4i – Schedule of Assets (Held at End of Year)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Prosperity Bancshares, Inc. 401(k)

Profit Sharing Plan Committee and Participants

We have audited the accompanying statements of net assets available for benefits of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas

June 28, 2013

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$22,348,494	$21,966,015
Mutual funds	42,966,825	32,747,029
Collective investment trust	8,061,607	5,228,997
Money market funds	14,353,072	12,749,204

	87,729,998	72,691,245

Notes receivable from participants	2,297,185	2,387,871

Other receivable	4,874	—

TOTAL ASSETS	90,032,057	75,079,116

LIABILITIES
Other liabilities	—	10,814

TOTAL LIABILITIES	—	10,814

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	90,032,057	75,068,302

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contract	(442,111)	(191,282)

NET ASSETS AVAILABLE FOR BENEFITS	$89,589,946	$74,877,020

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$4,320,742
Interest and dividends	2,303,817

6,624,559

Interest income on notes receivable from participants	94,406

Contributions:
Participants’ rollovers	2,114,017
Participants’ elective deferrals	5,494,267
Employer’s matching	2,499,284

10,107,568

Transfer of plan assets in	2,754,637

TOTAL ADDITIONS	19,581,170

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	4,782,880
Administrative expenses	85,364

TOTAL DEDUCTIONS	4,868,244

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	14,712,926
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	74,877,020

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$89,589,946

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1—DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2012, the Bank completed the acquisitions of Texas Bankers, Inc. (and its wholly-owned subsidiary, Bank of Texas, Austin, Texas), the Bank Arlington, and Community National Bank. In conjunction with these transactions, accounts of the acquired employees participating in their previous employers’ qualified plans were transferred to the Plan in bank-to-bank transactions, as provided in the Plan documents. The total amount of assets transferred was $2,754,637.

B. Contributions

Each year a participant may contribute up to the maximum amount allowable of their total eligible salary on a pre-tax basis. If a participant is age fifty (50) or older, they may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan, a matching contribution which is determined annually. In 2012, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation on a pay period basis.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after 2 years of service and are one hundred percent (100%) vested after 6 years of service.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 1—DESCRIPTION OF PLAN—(Continued)

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

F. Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of their account, due to a separation of service, death, disability, or retirement. The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs. In-service distributions are not permitted; however, distributions from a participant’s rollover account may be made at any time.

G. Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2012, $32,987 in forfeitures was used to pay Plan administrative expenses and $50,000 was used to reduce employer matching contributions. As of December 31, 2012 and 2011, the forfeitures account had a balance of $92,735 and $101,586, respectively.

H. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable.

I. Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America (“GAAP”).

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

D. Payment of Benefits

Benefits are recorded when paid.

E. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC) 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan has adopted this guidance in 2012 and determined that the adoption did not have a material impact on the Plan’s financial statements.

F. Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan is invested in the Reliance Trust Company Stable Value Fund Collective Investment Trust (“Reliance Investment Trust”), which invests solely in the MetLife Group Annuity Contract (the “Contract”). The Contract is a guaranteed investment contract.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—(Continued)

Investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

G. Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant’s account and are included in administrative expenses. Other administrative, trust, audit, and stock transaction fees are paid by the Plan and are also included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

NOTE 3—FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of ASC 820, Fair Value Measurements and Disclosures, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 3—FAIR VALUE MEASUREMENTS—(Continued)

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust: The Plan’s investment in the Reliance Investment Trust is valued at the fair value of the Contract as determined by Metropolitan Life Insurance Company (“MetLife”) based on prices of the underlying investments in MetLife separate accounts. MetLife guarantees that the rate will never be less than zero. MetLife’s estimated value of the guarantee is presented as a wrapper. The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over 5 years discounted by the LIBOR swap curve. If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$22,348,494	$—	$—	$22,348,494
Mutual funds
Foreign Large Blend	2,755,854			2,755,854
Intermediate-Term Bond	5,065,517			5,065,517
Large Blend	6,445,599			6,445,599
Large Growth	6,398,111			6,398,111
Large Value	2,964,080			2,964,080
Mid-Cap Blend	1,515,815			1,515,815
Mid Growth	412,707			412,707
Moderate Allocation	3,375,124			3,375,124
Short-Term Bond	1,395,776			1,395,776
Small Growth	1,981,445			1,981,445
Small Value	1,920,293			1,920,293
World Allocation	2,569,199			2,569,199
World Bond	446,779			446,779
World Stock	5,720,526			5,720,526
Collective investment trust		8,061,607		8,061,607
Money market funds	14,353,072			14,353,072

TOTAL INVESTMENTS, at fair value	$79,668,391	$8,061,607	$—	$87,729,998

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 3—FAIR VALUE MEASUREMENTS—(Continued)

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$21,966,015	$—	$—	$21,966,015
Mutual funds
Foreign Large Blend	2,160,918			2,160,918
Intermediate-Term Bond	3,865,863			3,865,863
Large Blend	4,782,223			4,782,223
Large Growth	4,766,825			4,766,825
Large Value	2,084,814			2,084,814
Mid-Cap Blend	1,330,693			1,330,693
Mid Growth	130,475			130,475
Moderate Allocation	1,883,135			1,883,135
Short-Term Bond	1,238,203			1,238,203
Small Growth	1,681,225			1,681,225
Small Value	1,915,305			1,915,305
World Allocation	2,256,655			2,256,655
World Bond	178,445			178,445
World Stock	4,472,250			4,472,250
Collective investment trust	—		5,228,997	5,228,997
Money market funds	12,749,204			12,749,204

TOTAL INVESTMENTS, at fair value	$67,462,248	$—	$5,228,997	$72,691,245

During 2012, as a result of reassessment of inputs to determine fair value, the classification of the collective investment trust was changed from Level 3 to Level 2 in the fair value hierarchy. The Plan’s policy is to recognize transfers in and/or out of the fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred. As such, the change in fair value classification and transfer to Level 2 is reported at the beginning of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2012:

Collective Investment Trust
Balance, beginning of year	$5,228,997
Transfer to Level 2	(5,228,997)

Balance, end of year	$—

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 4—INVESTMENTS

At December 31, 2012 and 2011, all investments of the Plan were participant-directed. The following presents investments that represent five percent (5%) or more of the Plan’s net assets available for benefits at year-end:

	December 31,
	2012	2011
Prosperity Bank Money Market*	$14,334,930	$12,657,629
Prosperity Bancshares Inc. Common Stock*	22,348,494	21,966,015
Reliance Trust Company Stable Value Fund Collective Investment Trust**	8,061,607	5,228,997
PIMCO Total Return Fund A	5,065,517	3,865,863

*	Indicates party-in-interest.
**	Includes adjustment to fair value of $442,111 and $191,282 for interest in collective investment trust relating to fully benefit-responsive investment contract in 2012 and 2011, respectively.

The following table presents the net appreciation (including investments bought, sold and held during the year) in value for each of the Plan’s investment categories for the year ended December 31, 2012:

Mutual funds	$3,288,324
Prosperity Bancshares, Inc. common stock	1,032,418

$4,320,742

NOTE 5—CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 6—TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated March 31, 2008. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2012 AND 2011

NOTE 6—TAX STATUS—(Continued)

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Certain Plan investments are shares of various investments that are owned and managed by TD Ameritrade Trust Company (“TDATC”), who has been designated as trustee. Fees of $17,495 were paid to TDATC during 2012. The Plan invests in common stock of Prosperity Bancshares, Inc. and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

NOTE 8—RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500 as of December 31:

	2012	2011
Net assets available for benefits per the financial statements	$89,589,946	$74,877,020
Less: Amounts allocated to withdrawing participants	(16,005)	(68,755)
Add: Adjustment to fair value for fully benefit-responsive investment contract	442,111	191,282

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$90,016,052	$74,999,547

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$14,712,926
Add: Change in amounts allocated to withdrawing participants	52,750
Add: Change in adjustment to Plan earnings for the contract value of fully benefit-responsive investment contract	250,829

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$15,016,505

NOTE 9—SUBSEQUENT EVENTS

Effective January 1, 2013, the Bank completed its acquisition of East Texas Financial Services, Inc. and its wholly-owned subsidiary First Federal Bank of Texas. In conjunction with this transaction, effective April 26, 2013, the First Federal Bank of Texas, FSB 401(k) Profit Sharing Plan merged into the Plan. The total amount of assets transferred on May 15 and 16, 2013 was $1,023,724.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

EIN: 74-2331986

Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost		(e) Current Value
*	Prosperity Bank Money Market	Money Market	*	*	$14,334,930
*	TD Bank USA MMDA	Money Market	*	*	18,142
*	Prosperity Bancshares Inc. Common Stock	Common Stock	*	*	22,348,494
	Allianz NFJ Small-Cap Value Fund A	Mutual Fund	*	*	1,822,919
	AMCAP Fund Inc. America	Mutual Fund	*	*	1,575,319
	American Balanced Fund	Mutual Fund	*	*	3,375,124
	American Beacon Small Cap Value Fund	Mutual Fund	*	*	97,374
	American EuroPacific Growth A	Mutual Fund	*	*	2,755,854
	American Washington Mut Invs	Mutual Fund	*	*	1,249,813
	American Growth Fund of America A	Mutual Fund	*	*	3,982,419
	American Mutual Fund A	Mutual Fund	*	*	1,714,267
	American Funds New Perspective A	Mutual Fund	*	*	1,760,654
	Calvert Equity Portfolio Fund A	Mutual Fund	*	*	439,290
	Capital Income Builder American	Mutual Fund	*	*	2,569,199
	American Funds Capital World Growth &
	Income Funds	Mutual Fund	*	*	3,959,872
	Franklin/Templeton Global Bond	Mutual Fund	*	*	446,779
	Fundamental Investors Inc. (American Funds)	Mutual Fund	*	*	3,121,544
	Income Fund of America	Mutual Fund	*	*	1,876,801
	Intermediate Bond Fund America	Mutual Fund	*	*	1,395,776
	Invesco Mid Cap Core Equity Fund A	Mutual Fund	*	*	1,515,815
	Investment Company of America	Mutual Fund	*	*	1,447,254
	Neuberger Berman Real Estate Fund	Mutual Fund	*	*	412,707
	Oppenheimer Developing Markets Fund	Mutual Fund	*	*	401,083
	PIMCO Total Return Fund A	Mutual Fund	*	*	5,065,517
	Sentinel Small Company Fund A	Mutual Fund	*	*	1,981,445
	Reliance Trust Company Stable Value Fund	Collective Investment Trust
	Collective Investment Trust		*	*	8,061,607

					87,729,998
*	Participant Loans	Interest rate range: 4.25% to 10.25% with varying maturity dates	0		2,297,185

					$90,027,183

*	A party-in-interest defined by ERISA.
**	Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

June 28, 2013	/s/ Michael Harris
Michael Harris
Executive Vice President and Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm